EXHIBIT 99.1

Richard J. King
Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000

AMC Entertainment Completes Acquisition of GC Companies

KANSAS CITY, Mo.—March 29, 2002—AMC Entertainment, one of the world's leading theatrical exhibition companies, announced today that it has completed its acquisition of GC Companies Inc. The acquisition, valued at approximately $167 million, follows a confirmation order issued March 19 by the Bankruptcy Court for the District of Delaware approving GC's reorganization plan, which is now final and effective.

The transaction includes 66 theatres with 621 screens in the United States, and a 50 per cent interest in a joint venture that operates 17 theatres with 160 screens in South America. Efforts are underway to re-brand the newly acquired U.S. complexes as AMC theatres, and AMC expects the process to be completed by Memorial Day. AMC has no near-term plans for closing any of the GC properties.

"The GC theatres, with their high per-screen revenues, are a great addition to AMC's portfolio of high volume, top performing theatres," said AMC chairman and chief executive officer Peter C. Brown. "We are pleased to complete this important acquisition, and plans for a smooth and quick integration are well underway."

The GC Companies acquisition, along with the recent acquisition of New Orleans-based Gulf States Theatres, increases AMC's total screen count to 3,520 screens in 247 complexes. AMC's 3,130 U.S. screens are located in 29 states and the District of Columbia, with 88 per cent located in the top 50 U.S. markets.

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 247 theatres with 3,520 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain, Sweden and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

Any forward-looking statements contained in this release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including among others the Company's ability to enter into various financing programs, the performance of films licensed by the Company, competition, construction delays, the ability to open or close theatres and screens as currently planned, political, social and economic conditions, demographic changes, increases in demand for real estate, changes in real estate, zoning and tax laws and unforeseen changes in operating requirements.